DAVID L. ROLAND

Senior Vice President,

General Counsel & Secretary

May 8, 2015

VIA EDGAR

Mr. Ethan Horowitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed February 23, 2015

File No. 001-13926

Dear Mr. Horowitz:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated April 9, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed on February 23, 2015 (File No. 001-13926) (the “Report”). Accompanying this letter is the Company’s Memorandum of Response to the Comment Letter.

The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.

Sincerely yours,

/s/ David L. Roland

David L. Roland
Senior Vice President,
General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile (713) 583-9179)

Duane Morris LLP

DIAMOND OFFSHORE DRILLING, INC.

(the “Company”)

Memorandum of Response

to

Comments of the Securities and Exchange Commission

regarding

the Company’s

Form 10-K for the fiscal year ended December 31, 2014

Filed February 23, 2015

(File No. 001-13926)

May 8, 2015

General

This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated April 9, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-13926) (the “Report”).

The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments

Form 10-K for the fiscal year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Estimates, page 29

Property, Plant and Equipment, page 29

1.	Disclosure in your Form 10-K includes a list of assumptions and estimates used in the analysis you perform in testing an asset for potential impairment (e.g., dayrate by rig, utilization rate by rig, etc.) Please revise to provide additional disclosure regarding the methods through which you determine the information underlying these assumptions and discuss the associated degree of uncertainty. In addition, describe potential events and changes in circumstances that you reasonably expect will affect these key assumptions. For additional guidance, refer to section V of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised the relevant portions of the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Property, Plant and Equipment” in the Report in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, which we filed on May 4, 2015, and we propose to include the revisions in future reports on Form 10-Q and Form 10-K, substantially as set forth below (the new or modified language is underlined for ease of reference).

We evaluate our property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable (such as, but not limited to, cold stacking a rig, the expectation of cold stacking a rig in the near term, a decision to retire or scrap a rig, or excess spending over budget on a newbuild, construction project or major rig upgrade). We utilize an undiscounted probability-weighted cash flow analysis in testing an asset for potential impairment. Our assumptions and estimates underlying this analysis include the following:

•	dayrate by rig;

•	utilization rate by rig if active, warm stacked or cold stacked (expressed as the actual percentage of time per year that the rig would be used at certain dayrates);

•	the per day operating cost for each rig if active, warm stacked or cold stacked;

•	the estimated annual cost for rig replacements and/or enhancement programs;

•	the estimated maintenance, inspection or other costs associated with a rig returning to work;

•	salvage value for each rig; and

•	estimated proceeds that may be received on disposition of ~~the~~ each rig.

Based on these assumptions ~~and estimates~~, we develop a matrix for each rig under evaluation using ~~several different~~ multiple utilization/dayrate scenarios, to each of which we have assigned a probability of occurrence. ~~The sum of our utilization scenarios (which include active, warm stacked and cold stacked) and probability of occurrence scenarios both equal 100% in the aggregate. We reevaluate these rigs annually, by updating the matrices for each rig and modifying our assumptions, giving consideration to the length of time the rig has been cold stacked, the current and expected market for the type of rig and expectations of future oil and gas prices.~~ We arrive at a projected probability-weighted cash flow for each rig based on the respective matrix and compare such amount to the carrying value of the asset to assess recoverability.

The underlying assumptions and assigned probabilities of occurrence for utilization and dayrate scenarios are developed using a methodology that examines historical data for each rig, which considers the rig’s age, rated water depth and other attributes and then assesses its future marketability in light of the current and projected market environment at the time of assessment. Other assumptions, such as operating, maintenance and inspection costs, are estimated using historical data adjusted for known developments and future events that are anticipated by management at the time of the assessment.

Management’s assumptions are necessarily subjective and are an inherent part of our asset impairment evaluation, and the use of different assumptions could produce results that differ from those reported. Our methodology generally involves the use of significant unobservable inputs, representative of a Level 3 fair value measurement, which may include assumptions related to future dayrate revenue, costs and rig utilization, quotes from rig brokers, the long-term future performance of our rigs and future market conditions. Management’s assumptions involve uncertainties about future demand for our services, dayrates, expenses and other future events, and management’s expectations may not be indicative of future outcomes. Significant unanticipated changes to these assumptions could materially alter our analysis in testing an asset for potential impairment. For example, changes in market conditions that exist at the measurement date or that are projected by management could affect our key assumptions. Other events or circumstances that could affect our assumptions may include, but are not limited to, a further sustained decline in oil and gas prices, cancelations of our drilling contracts or contracts of our competitors, contract modifications, costs to comply with new governmental regulations, growth in the global oversupply of oil and geopolitical events, such as lifting sanctions on oil-producing nations. Should actual market conditions in the future vary significantly from market conditions used in our projections, our assessment of impairment would likely be different.

2.	We note that you identified six rigs that met your criteria for impairment evaluation as of December 31, 2014. Please describe the results of your analysis and explain how you concluded that these rigs were not impaired. As part of your response, please describe management’s plans for these rigs and tell us about your prospects for entering into drilling contracts. In addition, please address your consideration of the recent deterioration in market fundamentals in the oil and gas industry and your expectation that depressed market conditions will continue through 2015 and likely into 2016.

Response: At December 31, 2014, we evaluated six rigs for impairment, each of which was either cold stacked or expected to be cold stacked in the near term. These six rigs were comprised of four mid-water semisubmersibles and two jack-ups and had an aggregate carrying value of $196.2 million. We evaluated each rig on an individual basis, considering, among other things, its age, rated water depth, its current condition and the timing of its next five-year survey (which represents a significant cost outlay). In preparing our undiscounted probability-weighted cash flow analysis and assigning probabilities of occurrence, we reviewed the historical dayrates each rig had earned and considered where the rig might work again and for which customer(s). We also assessed each rig’s future marketability in light of the current and projected market environment at the time of the assessment. The decision to incur the costs to cold stack these six rigs at year end 2014 was made because we believed that each of these rigs would likely return to work when the market recovered or could be sold for an amount in excess of its carrying value. Our impairment analysis for each of these cold-stacked rigs included probabilities that the rig would never work again, with one mid-water semisubmersible at a 50% probability, two mid-water semisubmersibles at a 20% probability, one mid-water semisubmersible at a 15% probability and both jack-ups at a 33% probability. Even with the inclusion of these assumed probabilities of never returning to work, the undiscounted probability-weighted cash flow of each of these rigs exceeded its carrying value. At the time we performed our year-end impairment analysis, management believed that each of these six cold-stacked rigs would eventually return to work and that the existing carrying value of each of these rigs would be recovered, based upon the probability-weighted cash flows.

Since assessing our rigs at year-end 2014, however, market fundamentals in the oil and gas industry have continued to deteriorate. In March 2015 oil prices reached lows not seen since 2009. The dramatic decline in oil prices has led many of our customers or potential customers to announce additional significant cutbacks to their 2015 capital spending plans, in excess of reductions previously announced, and many of our competitors, like us, are experiencing contract cancelations or renegotiations. In March 2015, customers canceled seven contracts for drilling rigs of our competitors; this following the earlier contract cancelation for one of our mid-water semisubmersibles and the verbal notice of the contract cancelations for five other of our rigs. Thus far in 2015, rig tenders have been infrequent, competition for a limited number of drilling jobs continues to be intense and operators are continuing to sublet previously contracted rigs for which capital spending programs have been delayed or canceled. Further, on April 13, 2015, the Bureau of Safety and Environmental Enforcement (an agency established by the U.S. Department of the Interior that governs the offshore drilling industry on the Outer Continental Shelf) announced proposed rules, expected to be enacted into law following a 60-day comment period, which include more stringent design requirements for well control equipment used in offshore drilling operations. To comply with these additional stringent design requirements, we will need to incur significant capital costs to enable our cold-stacked mid-water semisubmersibles to return to work in U.S. waters, making it even less likely that these rigs will return to work.

As a result of this deterioration in the market for offshore drilling rigs and increased regulatory requirements, we have initiated a plan to scrap three of our mid-water semisubmersibles, the rig type most negatively impacted by the depressed market. At first quarter-end 2015, we evaluated all twelve of our mid-water semisubmersibles, including the three identified for scrap, as well as our older 7,875-foot water depth rated drillship, for impairment. In the first quarter of 2015, we are impairing seven of the twelve mid-water semisubmersibles in our rig fleet, including the three to be scrapped and our older drillship. Each of these rigs has been written down to estimated fair value, as we now believe, based upon continued market developments in 2015, that there is a 95% chance that these rigs will never return to work. (Three of the semisubmersibles written down in the first quarter of 2015 were evaluated for impairment at December 31, 2014 and were not considered to be impaired at that time based upon market conditions existing at that time and our estimated probabilities of occurrence.) Our aggregate asset impairment for the three months ended March 31, 2015 is $358.5 million.

We believe that the rigs comprising the remainder of our fleet are rigs of quality that are currently contracted today or, if cold stacked, have attributes that make them very likely to return to work. However, we will continue to monitor the market conditions and evaluate our assets on a periodic basis.

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